Exhibit 99(A)(24)

Transcript of conference call conducted by Rinker Group Limited on 30 January 2007

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Target’s Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), which was filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2006, and all amendments thereto, as they contain important information.  Copies of the Solicitation/Recommendation Statement (including this Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by Cemex Australia PTY Ltd, a wholly-owned subsidiary of Cemex S.A.B. de C.V., will be, available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer.  None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law.  You are cautioned not to place undue reliance on any forward-looking information.

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D Clarke:                                                                                    Welcome everyone, and thank you for joining the Rinker Conference call, to discuss our third quarter trading update for the three months ended 31st of December 2006.  With me today are Tom Burmeister, our Chief Financial Officer, Dave Berger, Vice-President Strategy and Development, and Debra Stirling, Vice-President Investor Relations.

Before we begin, I need to remind you that certain matters discussed in this conference call represent forward looking statements, which are subject to various risks and uncertainties that could cause the actual results to differ materially on any forecasts we may make.  Descriptions of these risks are contained in our news release, in conjunction with Rinker’s announcement to the Australian Stock Exchange, and filings with the Securities Exchange Commission.

Rinker’s third quarter financial information is unaudited.  Where reference is made to non-US GAAP information, such as EBITDA, full reconciliations are provided in the news release and on the company’s website at www.rinkergroup.com.  As usual in our conference calls, I will use only US dollar currency unless indicated.

It was a challenging quarter for Rinker, due mainly to the housing correction in the US.  But the group produced a solid result.

Earnings per share rose 16% to 20.3 cents per share, compared with the December quarter of 2005.  Earnings per ADR were $1.02.

Profit and profit margins rose in all major US business segments, despite lower volumes.  Margins were up both for the quarter and the nine months to date.

Return on funds employed — calculated on a 12 month basis - was higher at 37%.  It was higher in the Australian operations, trading as Readymix, and in all US businesses, except the concrete block and asphalt segment.  This segment declined slightly but remains very strong.  Net profit after tax increased 13% to $182 million, and earnings before interest and tax rose 8% to $269 million.  Trading revenue was up 4%.

These results include the $5 million pre-tax cost of defending Rinker from Cemex’s hostile takeover attempt, and a $16 million tax consolidation gain, details of which are in the news release.

On a comparable basis, excluding these two factors, earnings per share was up 9%, net profit up 6% and EBIT up 10%.

For the nine months of Rinker’s fiscal year to 31st of December, EPS was up 16%.  Trading revenue was up 9%, and EBIT up 13%.

And one final measure - return on equity was 35.2%, up from 26.8% a year earlier.

In the US, solid non-residential and infrastructure construction levels, together with higher prices and our cost savings program, helped offset the rapid housing decline.  The US subsidiary, Rinker Materials Corporation, recorded lower volumes across all major product lines, except asphalt.  Double digit price increases were recorded in all products, except concrete pipe - up 7%, and block - up 5%.

In Australia, strong results in the West, South-East Queensland and country areas helped offset the weak New South Wales markets, where housing starts are down 12% year on year.  Prices increased slightly.  Concrete, for example, was up 4%.

Our cost savings program has been very significant in helping to maintain profitability, as volumes have fallen due to the US housing slowdown.  Savings across the group so far this year, total $75 million and we expect around $100 million for the year, and double our normal rate.

Overall the group has performed satisfactorily.  We have managed to enhance margins and returns across most of the business, despite higher costs and lower volume.  It puts us in a strong position as the US housing market begins to show signs of stabilising.

Financial leverage increased following the capital return and special dividend, together with a share buy back - now on hold, due to the Cemex takeover bid.

But with net debt to EBITDA of only 0.7 times, an interest cover of over 42 times, Rinker’s financial position is strong and we are well equipped to handle a major value added acquisition or other growth opportunities.

Free cashflow in the December quarter, and so far this year is down a little due to tax payments being a higher proportion of the total than last year.  In the nine months to end December, $358 million was approved for acquisitions and expansion of the base business, including work on the new Florida cement plant, which is expected to operate from early 2008.

We have announced five acquisitions since October, all small bolt ons.  As I have said several times, we expect the pace to pick up as the US housing slow down prompted some private owners to sell.  We think the more positive climate will continue this year.

Being the low cost operator in our markets is an important component of Rinker’s strategy.  The rate of cost savings has doubled and is expected to be over $100 million for the year, as we work to offset the US housing slowdown.

More than a thousand jobs have gone, primarily in businesses most impacted by the housing correction, such as Florida concrete and block.

Regarding the Cemex bid, we are actively reviewing various value adding alternatives.  We recommend that shareholders continue to reject the Cemex offer - which is far too low.

Moving to the outlook, forecasts of US construction activity generally predict a further decline in housing, together with strong infrastructure and non-residential activity.

The housing correction in Rinker’s three key markets - Florida, Arizona and Nevada - has been extremely rapid.  The latest US Commerce Department data shows housing permits in these states are down 35-37% for our fiscal year to December.

The steep decline suggests the correction may be shorter.

In any case, the housing slowdown is temporary and the longer term fundamentals such as strong employment growth in our key states, will continue to support construction activity in the future.

Meanwhile the impact is being moderated by the strength of the other construction segments, a cost reduction program, a more positive climate for input costs, and higher prices.

Price increases are being implemented, although it is more challenging than previously for some products.

In Australia, housing is forecast to begin recovering from the second half of 2007, while infrastructure and commercial construction remain at high levels.

Meanwhile, our real estate divestment and development program announced in November, is under way.  We expect sustainable returns of $30 to $35 million a year, plus longer term large projects like Brooksville and Penrith Lakes.

Overall it is difficult to predict the short-term impact of the US housing slowdown in some markets.  However, our cost savings, together with price increases and solid non-residential and infrastructure activity, should maintain profitability in line with previous guidance.

Forecast EPS for this fiscal year is around the bottom of the 84 to 90 US cent range, excluding the tax consolidation gain and takeover defence costs.

That was all I wanted to say, so thank you for listening, and we are happy to take your questions, so I’ll hand over to our facilitator.

Question:                                                                                (Emily Smith, Deutsche Bank) Hi David.  I just had a couple of questions.  Firstly, in terms of pricing, you’ve indicated that price increases are more challenging than previously for some products.  I’m wondering if you can give us some colour around that?  I think some of your competitors have made similar comments about the $12 a tonne cement price increase being the largest cement price increase ever, to be effective January 1, but I imagine that’s more to do with concrete.  I’m also trying to make — I’m looking at the concrete volumes down 8% and your revenue obviously for concrete block and asphalt is down 8% in the quarter.  I’m wondering if you can give us some indication as to what’s been going on with concrete pricing, particularly in the Florida market?

And just finally, in terms of your comments relating to the slowdown starting to stabilise in some markets, I’m wondering if you can give us some anecdotal evidence there?

D Clarke:                                                                                    Thanks Emily.  First of all, in price increases, the only significant market where January price increases were announced was Florida.  Arizona’s announcement dates will be April at earliest.  In Florida we announced aggregate price increases of the order of 8-10%, and we believe we will achieve at least 8% over the next few months.  In cement we, like most of the other competitors, announced $10 to $12 a ton, and at this stage we will not achieve those increases, and we’re likely to go again either in April or July.  In concrete we got some very limited price increases from some customers, but not very much movement at all.

Your next question was talking about concrete volumes.  I think if you looked at our concrete volumes overall, for the quarter our volumes were down about 8%.  In Florida they were only down about 4%.  But our heritage concrete, if you exclude acquisitions and some of the greenfield bolt ons we did, we’re down about 13%.

If you look at pricing, and if I look at what’s been happening over the three month period October, November, December, I think I can conclude that in both Florida and Phoenix concrete, prices in December were up, only marginally mind you, on October and November.  In Florida block price in December was flat with November, and off about 1 and a half cents from October.

In terms of what are the signs of stabilisation, I think it’s a combination of things, and obviously it’s very early in the game to call this.  But I’m heartened by the fact that the US data that starts in December were up 5%, from November new home sales were up about 5%, inventory dropped from 6.1 months in November to 5.9 months in December.  The NAHB housing index moved in the right direction for the first time for a number of months.  Permits in Arizona in December were up, permits in Nevada in December were also up.  However, Florida’s permits were still trending down.

There’s anecdotal evidence from our customers in Arizona, for example, that it’s likely that some of our larger builders will be building more homes going forward, than they’ve been doing in the last few months.  We have some metro study data and we are awaiting for their latest data that says that inventory is being eaten up as the over-build in Florida and Arizona.  For example, Orlando inventories are probably running now back to more normal levels.  I think in the last three months permits in Florida annualised at about 135,000.  That’s not all bad news, because that’s really saying that the overhang of inventory is being eaten up relatively quickly, because we estimate the demand is certainly over 200,000, but maybe 230,000.

Question:                                                                                (Simon Archer, Merrill Lynch) Hi guys.  Three questions from me.  One on the Department of Justice, if you could give us an update on the timing, sort of what you’re doing in terms of providing information, and just your views on timing of any decisions there.  Two, could you just give some thought and comments on Australian price rises, both sort of how the October price rise stuck, and also what yourselves and competitors are looking for in April 1.  And finally, just any comments on the Lake Belt ruling.

D Clarke:                                                                                    Okay Simon.  First of all, the Department of Justice.  We, I believe, now have until the end of February to finally submit all the data requested of us in the second request.  One would imagine therefore, that the DOJ would make a decision sometime after that date.  In terms of Lake Belt, we are in the process — we’ve filed our closing argument in the last few days.  The plaintiffs have a period of a week, I think, to respond to those closing arguments, and then it’s in the hands of the judge and who knows how long he might take to come down with a decision.

In terms of Australian price increases, I think the management of our Readymix business are quite optimistic about the outlook for the April 1 price increases.  I haven’t at the tip of my fingers, the actual numbers.  I don’t think that we got much impact from the October price increase, but generally all of the competitors are out, it appears in most markets, with reasonably strong aggregate and concrete price increases in Australia.

Question:                                                                                (Andrew Dale, Macquarie Bank) I’ve just got a question regards the non-res market.  It looks like there’s some data coming through that perhaps in terms of total growth, there’s a little bit of weakness, still remaining at very high levels, but just in terms of the actual growth achieved.  I wondered if you might also be able to just comment on the fact how you’re seeing like the larger competitors in the non-res space? Like everyone’s aware that residential is coming off.  Has there been a shift towards searching and competing for more non-res work, and as a result price is coming under a little bit of pressure in that segment of the market?

D Clarke:                                                                                    Yeah, well non-residential really this year hasn’t been of a great assist to us in our major markets anyway.  I think if you looked at Florida non-res contracts awarded this year are flat.  I think in Arizona they are up maybe 5%.  The other markets like Nevada, obviously they’ve been strong, particularly given the work on the strip.  But overall, they’ve been solid but not hugely positive.  I guess, the leading indicator I suppose, seems to be this architectural billings index, and that had a very strong jump in November and it was up again in December.  And I believe 2006 for commercial industrial was the highest reading ever, and I think they’ve been collecting this data since 1995.  So it’s a little bit on the cusp, rather than something that’s with us now.

In terms of pricing, a little bit more pressure but I think the reality is the independence of limited access to the very large commercial jobs, so I don’t anticipate there being really undue pressure on pricing.

Question:                                                                                Just in regards to, I guess, the fourth quarter.  I would have thought — the third quarter, we’ve sort of seen a tail end of what’s been some very good pricing, particularly on a year on year basis, with volumes coming off so sharply, clearly prices are really what is going to drive any earning scope going forward.  There’s sort of some talk about some discounting in Central Florida in concrete markets.  Have you seen any of that, or is that just more of a market rumour?

D Clarke:                                                                                    You do see some discounting, but it hasn’t actually impacted our numbers, because whilst the January price increase generally didn’t work, a lot of our smaller customers took some price increase, whereas some of the larger ones may not have.  So on wash it sort of balances out.  So at this stage we haven’t really seen any significant impact on pricing.

Question:                                                                                (Simon Thackray, ABN AMRO) Just one question I guess around EBITDA margins, quarter on quarter, I guess, more for explanation than anything else.  The aggregate margins have dropped half a percent, concrete block and asphalt down 2.2, pipe 2.5, and yet cement margins actually up a tad, up about half a percent.  I guess, just any explanation around any sort of quarterly anomalies or seasonal anomalies that cause any margin decay in the third quarter generally, and secondly, just some commentary on input costs going forward?  We’re obviously seeing oil prices come off and distillate prices tracking it, and what sort of benefit we might expect to see if any, in the third quarter.  And if there was any third quarter, what we’re likely to see for either the balance of the year going into the ‘08 financial year, if you don’t mind?

D Clarke:                                                                                    Simon, if I’m looking at the segment data for the third quarter, aggregate EBITDA margins are actually up from 29 to 32, cement is 29 to 36.

Question:                                                                                Sorry, not year on year David, quarter on quarter.

D Clarke:                                                                                    Oh okay.  Yeah, I haven’t that data with me.  I think with cement, the reason that you’d see a margin increase there is that our import costs came down, because with volumes off, we imported less from Asia, so that probably explains why cement’s gone in the direction of the other products.  But I haven’t the data at my fingertips on the other relationship.

Question:                                                                                In terms of that third quarter, though generally is it normally weaker for any particular reason, in terms of margins versus say the preceding quarter?  Or you don’t have that available?

D Clarke:                                                                                    No, I don’t.  I think it’s a volume impact.  It’s not a pricing impact.

Question:                                                                                And then I guess just on distillate going forward?

D Clarke:                                                                                    Diesel I think, our calculations would show every $5 per barrel that oil prices fall, maybe our profit improved by $4-5 million.  So I guess if you’d looked at where we were last year, compared to say $55 on the day, that’s of the order of about $10 plus million dollars or something, the impact on us.  But I guess it’s a bit early to predict what’s happening with oil prices.

Question:                                                                                So reasonably modest then in terms of that impact?

D Clarke:                                                                                    Modest, yeah.

Question:                                                                                (Matthew McNee, JBWere) Sorry David, just another follow up question just on the pricing.  With cement you indicated that you wouldn’t get the full $10-12, which I don’t think anyone sort of thought you’d get the full $12.  But what sort of price increase do you think you will realise?  And is there any evidence of anyone already starting to announce July price increases?

D Clarke:                                                                                    Matthew, what’s happening with cement is that effectively the price increase didn’t work, so there’s virtually no impact from a cement price increase January 1.  It’s a question now of re-grouping and re-running it.  I think it would be nice to have an environment where there’s some sign of improvement in volume, but we are still debating whether we actually go April or July, but it didn’t work in January.

Question:                                                                                And was there any particular — I mean, given that most of your competitors seem to have announced similar price increases, what was the issue?

D Clarke:                                                                                    I think a couple of the competitors actually didn’t seem to approach it with a lot of enthusiasm anyway, just from our perspective, for whatever reason.

Question:                                                                                Alright.  And were they more the importers or the domestic producers?

D Clarke:                                                                                    I think they’re one and the same anyway, but I won’t comment on who they are.

Question:                                                                                (David Leitch, UBS) David, I just wondered if you could comment on the cost program.  I notice that you’d referred to $75 million of cost reduction achieved, and we’ve talked about the reduction in oil costs and lower cement import costs for whatever reason.  If I could ask you to think about unit costs going forward, as things stand, would you expect them to rise or fall over the next 12 months?

D Clarke:                                                                                    The difficulty I think, will be the volume impact on the costs.  I think if there were going to be constant volume, I think the way things are trending, I think we probably could reduce our costs, but the problems going to be, what’s the impact of volumes and where are volumes going to finish up.  So I don’t think I can help you any further David.

Question:                                                                                (Andrew Dale, Macquarie Bank) Dave, just one question on Readymix.  The result looked pretty solid, and I just wonder, are we really talking, given the exposure of that business, very much a non-res sort of engineering sort of driver there, and I guess you’re expecting a bit more out of the housing side, but really yet to deliver, is that correct?

D Clarke:                                                                                    Yes, that is correct, although I think our geography is really of benefit to us, with our South-East Queensland and Western Australia exposure, versus a large Sydney exposure.

Question:                                                                                So there were no sort of surprises for you there with that result?

D Clarke:                                                                                    No, no, not at all.

Facilitator:                                                                            Thank you.  No other questions registered.

D Clarke:                                                                                    Okay.  Well thank you for your attention, and we’ll talk to you later.  Thank you.

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